                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            NORTH COAST ENERGY, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   658649 10 8
                                 (CUSIP NUMBER)

                              THOMAS A. HILL, ESQ.
                            NORTH COAST ENERGY, INC.
                                1993 CASE PARKWAY
                           TWINSBURG, OHIO 44087-2343
                                 (330) 425-2330

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   MAY 4, 2000

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages
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                                  SCHEDULE 13D

CUSIP No. 658649 10 8          Page 2 of 5 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

   NUON INTERNATIONAL PROJECTS bv

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)[ ]
   (See Instructions)                                                     (b)[ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS (See Instructions)

   00
   --

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D)     or     2(E)  [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   THE NETHERLANDS

 NUMBER OF SHARES        7 SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING         13,048,277
   PERSON WITH

                         8 SHARED VOTING POWER

                           118,385

                         9 SOLE DISPOSITIVE POWER

                           13,048,277

                        10 SHARED DISPOSITIVE POWER

                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,166,662
   ----------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)  [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   86.6%

14 TYPE OF REPORTING PERSON (See Instructions)

   CO
   --



                                Page 2 of 5 Pages
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         Nuon International Projects bv, a subsidiary of nv Nuon, a limited liability company organized under the laws of the Netherlands ("Nuon"), hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Schedule 13D relates to the common shares, $0.01 par value (the "Common Stock"), of North Coast Energy, Inc., a Delaware Corporation (the "Company"). Specifically, this Amendment No. 2 to Schedule 13D is being filed in connection with the conversion on May 4, 2000 of that certain Non-Negotiable Subordinated Convertible Promissory Note dated March 17, 2000, in the amount of US $24,000,000 by and between the Company as Maker and Nuon as Holder. On March 27, 2000, Nuon elected to exercise its right under the Note to exchange $24,000,000 in debt for 9,600,000 shares of the Company's common stock valued at $2.50 per share. On or about April 12, 2000 a Definitive Information Statement pursuant to Regulation 14C was mailed to all shareholders entitled to notice detailing the contemplated issuance of stock by a written consent action of the holders of a majority of North Coast's outstanding shares of common stock and Series A preferred stock. The written consent was executed by Nuon International Projects bv and Garry Regan on May 3, 2000 and the conversion occurred the following day.

Item 1. SECURITY AND ISSUER.

        This Schedule 13D relates to the Common Stock of North Coast. The address of the principal executive offices of North Coast is 1993 Case Parkway, Twinsburg, Ohio 44087-2343.

Item 2. IDENTITY AND BACKGROUND.

        (a -c) This Schedule 13D is being filed by Nuon International Projects bv ("Nuon"). Nuon is a division of the Netherlands based nv Nuon, the largest utility in the Netherlands, providing a variety of services, including distribution of gas, electricity, water and telecommunications to over 2.5 million customers. The address of Nuon's principal office and principal business is Utrechtseweg 68, 6812 AH Arnhem, The Netherlands.

        (d) None

        (e) None.

        (f) Nuon is a limited liability company organized under the laws of the Netherlands.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The $24 million purchase price for the acquired shares was tendered by exchanging the Non-Negotiable Subordinated Promissory Note dated March 17, 2000.



                                Page 3 of 5 Pages
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Item 4. PURPOSE OF TRANSACTION.

        The purpose of the Transaction was the exercise by Nuon of its right under the US $24,000,000 Non-Negotiable Subordinated Convertible Promissory Note dated March 17, 2000 to convert that Note for 9,600,000 shares of the Company's common stock valued at $2.50 per share as previously reported in the Definitive Information Statement filed on April 12, 2000, pursuant to Regulation 14C. Nuon views North Coast as a strategic partner in the energy business that will provide a platform for Nuon to bring to the U.S. the products and services it currently provides overseas. Nuon now owns directly under 86% of the outstanding common stock of North Coast. Omer Yonel, a former employee of Nuon, was appointed Chief Operating Officer in May 1999 and became North Coast's Chief Executive Officer in October 1999. Since Nuon's exercise of the second installment in September 1998, pursuant to the terms of the Stock Purchase Agreement of August 1, 1997, a majority of North Coast's Board of Directors consists of Nuon designees. On March 17, 2000, Nuon financed the $72.5 million purchase by the Company of the stock of Peake Energy, Inc. from Belden & Blake Corporation. The $24,000,000 Note was a component of that financing arrangement.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of May 4, 2000, Nuon had beneficial ownership of 13,164,962 shares, including 116,685 shares currently owned by Garry Regan, North Coast's President, or 86.6% of the outstanding Common Stock. Under a Voting Agreement dated September 4, 1997 (the "Voting Agreement") by and among Mr. Regan, Charles Lombardy and Nuon, Messrs. Regan and Lombardy agreed to vote their shares of North Coast in accordance with the instructions of Nuon. Mr. Lombardy has sold his shares to Nuon and is no longer subject to the Voting Agreement. Nuon disclaims beneficial interest in the shares owned by Mr. Regan.

        (b) Nuon has sole power to vote and dispose of 13,048,277 shares of Common Stock owned by Nuon and has the shared power to vote currently the 118,385 shares of Common Stock owned by Mr. Regan pursuant to the Voting Agreement.

        (c) On May 4, 2000, Nuon acquired from North Coast 9,600,000 shares of North Coast, representing the conversion of the U.S. $24,000,000 Non-Negotiable Subordinated Convertible Promissory Note.

        (d) N/A

        (e) N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Nuon has the power to direct the vote of shares held by Mr. Regan under the Voting Agreement described above. Nuon is not a party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of North Coast that would have to be described pursuant to this
Item 6.



                                Page 4 of 5 Pages
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Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A  Stock Purchase Agreement dated as of August 1, 1997 by and between Nuon and North Coast. Incorporated by reference to the exhibit filed with the Commission by North Coast (Commission File No. 0-18691) in its Form 8-K, dated August 1, 1997.
                   (Previously Filed)

        Exhibit B  Voting Agreement dated as of September 4, 1997, by and among Nuon, Regan and Lombardy.
                   (Previously Filed)

        Exhibit C  Non-Negotiable Subordinated Convertible Promissory Note dated
                   March 17, 2000 in the amount of U.S. $24,000,000 Incorporated by reference to the exhibit filed with the Commission by the Company in its Form 8-K dated March 22, 2000.
                   (Previously Filed)


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     NUON INTERNATIONAL PROJECTS bv



Dated: September 1, 2000             By: /s/ Carel W.J. Kok,
                                         -------------------
                                         Carel W.J. Kok,
                                         Director of Corporate Strategy and M&A